March 13, 2017

Via U.S. Mail and EDGAR

Mr. Stephen Krikorian

Accounting Branch Chief

Office of Information Technologies and Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	FactSet Research Systems Inc.
Form 10-K for the Fiscal Year ended August 31, 2016 Filed October 31, 2016 Form 10-Q for the Quarterly Period ended November 30, 2016 Filed January 9, 2017 File No. 001-11869

Dear Mr. Krikorian:

On behalf of FactSet Research Systems Inc. (“FactSet” or the “Company”), please find below the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s comment letter dated February 13, 2017. For ease of reference, the headings and numbers of the responses correspond to the headings and numbers in the Staff’s comment letter. The Company has repeated the Staff’s comments in bold text preceding each response.

Please note that the Company will file its Quarterly Report on Form 10-Q for the period ending February 28, 2017 on April 10, 2017 and that such quarterly report will incorporate the responses presented here, as applicable, to your comments.

Form 10-K for the Fiscal Year ended August 31, 2016

Item 1. Business

Note 3. Summary of Significant Accounting Policies

Cost of Services, page 52

1.

We note from your disclosures on page 9 that research and product development costs are expensed when incurred within cost of services. Please tell us how you considered disclosing the amount of research and development costs charged to expense for each period presented. We refer you to ASC 730-10-50-1.

Response:

FactSet is focused on the continuous improvement of its products and services. It takes a multidisciplinary approach to research and development (“R&D”) whereby employees work on continuously enhancing the Company’s technology platforms, improving the speed of product delivery and the performance of its solutions, including the reliability of the data within them. FactSet does not have a separate R&D department, but rather the Product Development and Engineering departments work closely with the Sales function to identify areas of improvement with the goal of providing increased value to clients.

Due to the collaborative nature of providing technology solutions and service to its clients and the lack of a defined R&D department, FactSet has not historically disclosed these expenses as R&D costs in accordance with ASC 730-10-50-1, other than capitalized software costs for internally developed technology, when material. However, FactSet does note that disclosure on page 52 of FactSet’s Form 10-K states that compensation for Company employees within its Product Development and Engineering departments are included within cost of services and all material fluctuations within cost of services are disclosed in the MD&A. FactSet intends to enhance its upcoming fiscal 2017 Form 10-K disclosure by reporting these costs incurred within its Product Development and Engineering departments.

FactSet Research Systems Inc.   601 Merritt 7   Norwalk, CT   06851   T +1.203.810.1000   F +1.203.810.1001

Note 17. Income Taxes, page 75

2.

Please tell us the amount of undistributed earnings on your foreign subsidiaries for each period presented. Explain to us why the amount of undistributed earnings on your foreign subsidiaries is immaterial in light of the significant amounts of income from foreign subsidiaries in each period as well as the fact that a majority of your cash and cash equivalents are held in bank accounts outside the U.S.

Response:

For the fiscal years ended August 31, 2016 and August 31, 2015, FactSet’s non-U.S. subsidiaries had undistributed foreign earnings and profits of $128 million and $88 million, respectively. The Company has not provided for U.S. income taxes on the non-U.S. subsidiaries with aggregate undistributed earnings and profits, as FactSet plans to permanently reinvest these amounts within those foreign jurisdictions. Generally, the undistributed foreign earnings become subject to U.S. taxation upon the remittance of dividends to a U.S. stockholder such as a parent company and under certain other circumstances. The Company does not believe that it is practicable to estimate with reasonable accuracy the hypothetical amount of the unrecognized deferred tax liability on its undistributed foreign earnings given the many factors and assumptions necessary to estimate the amount of the federal income tax that may be payable in the future on the undistributed earnings.

FactSet intends to disclose the following in its fiscal 2017 Form 10-K as follows: “No U.S. income taxes have been provided on filing-basis undistributed foreign earnings and profits of $XX million as of August 31, 2017, as FactSet plans to permanently reinvest these amounts and use the earnings to fund non-U.S. operations and working capital needs as well as facilities overseas. This includes, but is not limited to, capital expenditures and acquisitions intended to further FactSet’s global growth strategy. At each reporting period, FactSet assesses its position with regard to undistributed foreign earnings of its subsidiaries. To the extent that earnings can no longer be indefinitely reinvested, the Company will accrue the tax impact, if any, attributable to those earnings, including the impact of foreign tax credits, at such time. If such earnings are repatriated, additional tax expense may result, although the flexibility inherent in the U.S. Internal Revenue Code may permit the ultimate distribution to be tax-free depending on the nature of the distribution. Therefore the Company does not believe it is practicable to estimate, with reasonable accuracy, the hypothetical amount of the unrecognized deferred tax liability on its undistributed foreign earnings given the many factors and assumptions necessary to estimate the amount of the federal income tax that may be payable in the future on the undistributed earnings.”

FactSet Research Systems Inc.   601 Merritt 7   Norwalk, CT   06851   T +1.203.810.1000   F +1.203.810.1001

Form 10-Q for the Quarterly Period Ended November 30, 2016

Consolidated Financial Statements

Note 16. Income Taxes, page 23

3.

We note your disclosure that you realigned aspects of your global operations which resulted in a significant decline in your effective tax rate. Please describe for us, in detail, the nature of the operational realignment and explain how this resulted in a decrease in income taxes. Also, please tell us the impact you expect the reorganization will have on your full year effective tax rate and what consideration you gave to disclosing the potential impact.

Response:

On September 1, 2016, FactSet realigned its contracting and intellectual property to correspond to changes in its fiscal 2017 managerial structure for both U.S. and international operations. The Company’s structure was changed by delegating significant responsibility of its international activities to FactSet’s UK office. As FactSet serves clients worldwide, this realignment simplifies how the Company interacts with clients, improves sales teams’ understanding of clients and facilitates focus on clients across different geographical markets. As part of this realignment, FactSet entered into intercompany cross-licenses and a cost sharing arrangement between the U.S. and the UK operations, permitting the respective entities to share the costs of developing and improving FactSet’s intellectual property and granting them the rights to use each other’s intellectual property in their respective jurisdictions. The UK operations license and sell products and services to the international (non-U.S.) market. As international revenues grow, the Company expects that its UK sourced net income will grow proportionately. The statutory tax rate related to UK profits is lower than the U.S. statutory tax rate and as a result, the Company would expect its effective tax rate to decrease as profits in the UK increase.

As a result of the realignment, the Company’s effective tax rate declined from 28.3% in the fourth quarter of 2016 to 25.9% in the first quarter of 2017, which reflected a 240 basis point benefit from the realignment. FactSet plans to disclose the following in its second quarter fiscal 2017 Form 10-Q: ”As a result of the realignment, the Company expects a 200-250 basis point benefit to its fiscal 2017 annual effective tax rate.”

In connection with the Company’s responses, it acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or require more information, please contact me (203) 810-1586; mnicolelli@factset.com or Rachel R. Stern, the Company’s General Counsel and Secretary at (203) 810-1813; rstern@factset.com.

Sincerely,

/s/ MAURIZIO NICOLELLI
Maurizio Nicolelli
Senior Vice President, Chief Financial Officer
(Principal Financial Officer)

cc:	Morgan Youngwood, United States Securities and Exchange Commission

Christine Dietz, United States Securities and Exchange Commission

F. Philip Snow, Chief Executive Officer (FactSet Principal Executive Officer)

M Rachel R. Stern, Senior Vice President, General Counsel and Secretary

Matthew J. McNulty, Vice President, Controller (FactSet Principal Accounting Officer)

FactSet Research Systems Inc.   601 Merritt 7   Norwalk, CT   06851   T +1.203.810.1000   F +1.203.810.1001